

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Via E-mail
Natalia Belykh
President & Principal Executive Officer
Benaco, Inc.
K Cervenemu Vrchu 845/2b, Apt. 223
Prague 6, Czech Republic 160 00

Re: Benaco, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 2, 2011
File No. 333-173476

Dear Ms. Belykh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 31, 201l and the related revisions to your filing. Please revise your disclosure throughout the filing to state, if true, that you need $35,000 to conduct your operations for the next year. In this regard, we note as examples only, the following statements:

   - "One of the factors that we will consider in determining whether it is in the best interest of our Company to terminate the offering will be our ability to raise a minimum funding of approximately $30,000 to start and to conduct our proposed operations for a minimum period of one year." (Prospectus Summary and page five)

   - "If necessary, Natalia Belykh, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process, but we will require a

> minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year." (page 12)

> Please revise your disclosure throughout your filing to state consistently the amount of capital that is necessary for you to commence and sustain operations for the next year.

2. We note your disclosure throughout the filing that your offering expenses have already been paid. With a view towards clarity, if such expenses have already been paid, please explain why you differentiate between gross and net offering proceeds throughout the filing, and explain why professional and filing fees are deducted from gross offering proceeds in the "Use of Proceeds" table on page 12. Also revise your disclosure under "Other Expenses of Issuance and Distribution" on page 40 to state that you have already paid such expenses and explain your statements that such amounts are estimates throughout your registration statement. If you have already paid such expenses but intend to use funds from this offering to pay off loans or notes payable relating to this offering, please state this clearly in your filing and reconcile this fact with your disclosure on page 12 that you will not use proceeds from this offering to repay Ms. Belykh for any funds advanced to you.

Prospectus cover page

3. Since you are conducting your offering on a best efforts basis and there is no minimum number of shares that must be sold, please revise your table to show not only the maximum offering price and proceeds but also the minimum amounts. Alternatively, delete the table and revise the third paragraph to include your anticipated net proceeds from the offering on a per share and aggregate basis. See Item 501(b)(3) of Regulation S-K.

Risk Factors, page 6

Anti-takeover effects of certain provisions of Nevada State Law, page 11

4. We note the addition of this risk factor in response to comment 10 in our letter dated May 31, 2011. It appears that in adding this risk factor, you combined this risk factor with a risk factor relating to costs associated with SEC reporting obligations. Please revise to ensure that these risks appear as separate risk factors.

Business, page 20

Agreement with our supplier, page 23

5. We note your response to comment nine in our letter dated May 31, 2011. As previously requested, please state whether there is any limit on the amount that your supplier may adjust prices. If there is no such limit, state this clearly in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: David M. Loev
       The Loev Law Firm, PC